UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number: 001-15787
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
New England Life Insurance Company Agents’ Retirement Plan and Trust
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

New England Life Insurance Company
Agents’ Retirement Plan and Trust
Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of
New England Life Insurance Company Agents’ Retirement Plan and Trust
We have audited the accompanying statements of net assets available for benefits of New England Life Insurance Company Agents’ Retirement Plan and Trust (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida

June 27, 2011

New England Life Insurance Company
Agents’ Retirement Plan and Trust
Statements of Net Assets Available for Benefits

	As of December 31,
	2010	2009
Assets:
Participant-directed investments — at estimated fair value (see Note 3)	$186,924,927	$178,436,768

Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund	1,050,017	624,596

Net assets available for benefits	$187,974,944	$179,061,364

See accompanying notes to financial statements.

New England Life Insurance Company
Agents’ Retirement Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2010
Additions to net assets attributed to:
Contributions:
Employer	$3,157,264
Participant	965,127
Rollover	150,033

Total contributions	4,272,424

Net appreciation in estimated fair value of investments (see Note 4)	9,891,620
Interest and dividends	7,456,889

Total additions	21,620,933

Deductions from net assets attributed to:
Benefit payments to participants	12,707,353

Total deductions	12,707,353

Net increase in net assets	8,913,580

Net assets available for benefits:

Beginning of year	179,061,364

End of year	$187,974,944

See accompanying notes to financial statements.

New England Life Insurance Company
Agents’ Retirement Plan and Trust
Notes to Financial Statements
1. Description of the Plan
     The following description of New England Life Insurance Company Agents’ Retirement Plan and Trust, as amended (the “Plan”) is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.
General Information
     The Plan is a money purchase defined contribution plan available to certain insurance agents of New England Life Insurance Company (the “Company”), a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Such agents are eligible to participate in the Plan on the first day of the month after attaining eligible status (see “— Participation”). The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended. The administrator of the Plan (the “Plan Administrator”) is an officer of the Company. Recordkeeping services are performed for the Plan by an unaffiliated third party.
     The Plan provides three categories of investment options — Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of the MetLife Company Stock Fund (as defined below), the NEF Stable Value Fund and the CGM Capital Growth Account), and the SDB are held in trust by Orchard Trust Company, LLC, as trustee.
     Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Vanguard Target Retirement Income Fund	NEF Stable Value Fund
Vanguard Target Retirement 2010 Fund	Vanguard Total Bond Market Index — Inst Fund
Vanguard Target Retirement 2015 Fund	Goldman Sachs Large Cap Value Fund
Vanguard Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Vanguard Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Vanguard Target Retirement 2030 Fund	CGM Capital Growth Account *
Vanguard Target Retirement 2035 Fund	Vanguard Mid Capitalization Index Ins Fund
Vanguard Target Retirement 2040 Fund	Vanguard Small Cap Index Fund
Vanguard Target Retirement 2045 Fund	Loomis Sayles Small Cap Growth Instl Fund
Vanguard Target Retirement 2050 Fund	Artio International Equity II-I Fund
MetLife Company Stock Fund
Natixis CGM Advisor Targeted Equity A

*	The CGM Capital Growth Account was removed as an investment option effective January 1, 2010.
     The Target Retirement Funds and the Individual Core Investment Funds together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.
     Participants may allocate contributions to each fund, including a fund holding primarily shares of common stock of MetLife, Inc. (the “MetLife Company Stock Fund”). The MetLife Company Stock Fund is held in the New England Life Insurance Company Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.

     A frozen fund (the “RGA Frozen Fund”) was established primarily to hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen fund” is one into which participants may neither direct contributions nor transfer balances from other funds). RGA subsequently reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in the New England Master Trust (see Note 5) by BNY Mellon, as trustee.
Participation
     Full-time insurance agents of the Company (as defined in and with such exceptions as set forth in the Plan document) are eligible to participate in the Plan.
Participant Accounts
     The recordkeeper maintains individual account balances for each agent who participates in the Plan (each such agent, a “participant”). Each participant’s account is credited with contributions, as discussed below, charged with withdrawals, and allocated investment earnings and losses as provided by the Plan document. A participant is entitled to the benefits that generally are equal to the participant’s vested account balance determined in accordance with the Plan document and as described below.
Contributions
     Each year, the Company contributes to the Plan an amount equal to 5% of eligible commissions (as defined in the Plan document) earned by participants from the sale of certain products. Participants with eligible commissions of $150,000 or less during the preceding plan year are allowed to contribute additional after-tax dollars of up to 10% of eligible commissions in the current year; participants with eligible commissions greater than $150,000 during the preceding plan year are allowed to make such after-tax contributions of up to 5% of eligible commissions in the current year. Contributions are subject to certain United States Internal Revenue Code (“IRC”) limitations.
Withdrawals and Distributions
     A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or total disability (as defined in the Plan document). The participant or beneficiary may elect to receive either a lump sum, installment payments or an annuity actuarially equivalent in value to the participant’s account as of the relevant date of distribution. For those participants who request that an annuity contract be purchased with their benefits under the Plan, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such an annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts. Upon termination other than retirement death, or total disability, participants may receive benefits in the form of a lump sum distribution 12 months following termination of employment.
     Additionally, participants may request in-service withdrawals of their own voluntary contributions to the Plan in accordance with procedures established by the Plan Administrator.
Vesting
     Participant contributions vest immediately. Employer contributions become fully vested at a rate of 25% per year in years two through five of employment. However, a participant becomes fully vested in employer contributions when the participant retires, becomes disabled (as defined in the Plan), or dies. A participant who dies during a military absence is fully vested at death.
Forfeited Accounts
     A participant forfeits non-vested employer contributions within participants’ accounts. Participants generally forfeit accounts when terminating service prior to vesting in their employer contributions and are not re-hired within the timeframe specified in the Plan document. These forfeitures remain in the Plan in the NEF Stable Value Fund and can be used to reduce future employer contributions and restore previously forfeited balances, as provided in the Plan document.

     At December 31, 2010 and 2009, the cumulative employer matching contribution forfeitures totaled $717,402 and $224,937, respectively. For the year ended December 31, 2010, forfeited non-vested employer matching contributions totaled $466,811. During the year ended December 31, 2010, $3,953 from forfeitures were used to reduce future employer matching contributions. During the year ended December 31, 2010, forfeitures earned $21,700 in interest and dividends.
Plan Amendments
     For the years ended December 31, 2010 and 2009, the following material Plan amendment was adopted and became effective:
     Effective January 1, 2009, the Plan was amended to allow participants to forego their 2009 required minimum distributions or to return any minimum distribution amounts received during 2009 to the Plan within a limited timeframe.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
     The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. The most important of these estimates and assumptions relates to the fair value measurements. Actual results could differ from those estimates.
Risks and Uncertainties
     The Plan utilizes various investment vehicles, including insurance company general and separate accounts and mutual funds. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.
Investment Valuation and Income Recognition
     The Plan’s investments are stated at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 7) is stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.
     The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. It requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value of an asset, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique (see Note 6). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
     The estimated fair values of the Plan’s interests in the Core Funds (excluding the CGM Capital Growth Account and the MetLife Company Stock Fund), which represent investments in publicly available mutual funds are determined using the net asset value (“NAV”) published by the respective fund managers on the applicable reporting date.
     The estimated fair value of the CGM Capital Growth Account, a pooled separate account managed by MetLife, is determined by reference to the underlying assets of the pooled separate account. The underlying assets of the pooled separate account are principally comprised of shares of a publicly available mutual fund managed by The CGM Funds. The underlying assets of the pooled separate account reflects the accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the pooled separate account is expressed in the form of unit value. The unit value is calculated and provided daily by MetLife and represents the price at which participant-directed contributions and transfers are effected.
     The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each participant’s respective account. Such estimated fair value is based on NAV published by the respective fund managers on the applicable reporting date.
     The NEF Stable Value Fund represents the Plan’s fully benefit-responsive stable value fund in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.
     The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. At December 31, 2010 and 2009, the Plan’s percentage interest in the net assets of the New England Master Trust was approximately 37% and 32%, respectively. The underlying assets of the New England Master Trust at December 31, 2010 and 2009 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a proprietary fund and is described more fully in Note 1. The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund is determined by the price of MetLife, Inc. and RGA common stock, respectively, each of which is traded on the New York Stock Exchange. Interest, dividends, and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.

Contributions
     Contributions are recognized when due. Investment income is recorded as earned. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Investment Management Fees and Operating Expenses
     Except for a limited amount of fees related to participant transactions, operating expenses of the Plan are paid by the Company. Investment management fees charged to the Plan are paid out of the assets of the Plan and are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.
Payment of Benefits
     Benefit payments to participants are recorded when paid.
Excess Contributions Payable
     The Plan is required to return contributions received during the plan year in excess of IRC limits applicable to such contributions. An immaterial amount of such excess contributions was required to be returned to participants for the year ended December 31, 2010.
Adoption of New Accounting Pronouncements
     Effective January 1, 2010, the Plan adopted new guidance that requires new disclosures about significant transfers into and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Plan’s statements of net assets available for benefits and statement of changes in net assets available for benefits.
     Effective December 31, 2009, the Plan adopted guidance to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined contribution plans. This guidance requires an employer to disclose information about the valuation of Plan assets similar to that required under other fair value disclosure guidance. The Plan provided all of the material disclosures in its statements of net assets available for benefits and statement of changes in net assets available for benefits.
     Effective December 31, 2009, the Plan adopted guidance on: (i) measuring the fair value of investments in certain entities that calculate NAV per share; (ii) how investments within its scope would be classified in the fair value hierarchy; and (iii) enhanced disclosure requirements about the nature and risks of investments measured at fair value on a recurring or non-recurring basis. The adoption of this guidance did not have a material impact on the estimated fair value or disclosure of applicable investments and had no impact on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.
     Effective April 1, 2009, the Plan adopted prospectively guidance which establishes general standards for accounting and disclosures of events that occur after the date of the statements of net assets available for benefits but before financial statements are issued or available to be issued. The Plan has provided all of the required disclosures in its statements of net assets available for benefits.

3. Investments
     The Plan’s investments were as follows as of December 31, 2010 and 2009:

	December 31,
	2010		2009

Target Retirement Funds:
Vanguard Target Retirement 2020 Fund	$844,866		$511,257
Vanguard Target Retirement 2035 Fund	608,641		356,716
Vanguard Target Retirement 2025 Fund	353,575		103,142
Vanguard Target Retirement 2050 Fund	319,898		216,343
Vanguard Target Retirement 2015 Fund	314,721		219,581
Vanguard Target Retirement 2010 Fund	244,130		110,987
Vanguard Target Retirement 2030 Fund	236,317		138,544
Vanguard Target Retirement 2040 Fund	218,953		219,210
Vanguard Target Retirement 2045 Fund	184,520		101,084
Vanguard Target Retirement Income Fund	159,599		171,250

Total Target Retirement Funds	3,485,220		2,148,114

Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
NEF Stable Value Fund	107,808,555	*	105,448,338	*
Natixis CGM Advisor Targeted Equity A	21,155,916	*	21,282,637	*
Goldman Sachs Large Cap Value Fund	10,487,590	*	10,364,925	*
Artio International Equity II—I Fund	8,756,010		9,293,870	*
Vanguard Mid Capitalization Index Ins Fund	8,711,828		7,265,324
Loomis Sayles Small Cap Growth Instl Fund	6,515,651		5,364,336
T. Rowe Price Blue Chip Growth Fund	5,588,601		4,590,760
Vanguard Total Bond Market Index-Inst Fund	4,217,778		4,234,227
Vanguard Institutional Index Fund	3,737,830		3,497,202
Vanguard Small Cap Index Fund	1,192,430		558,415

Total Individual Core Investment Funds	178,172,189		171,900,034

TD Ameritrade SDB Account	4,035,726		3,503,911
Plan’s interest in the New England Master Trust (see Note 5)	1,231,792		884,709

Total Investments	$186,924,927		$178,436,768

*	Represents 5% or more of the net assets available for benefits.
4. Net Appreciation in Estimated Fair Value of Investments
     The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2010:

December 31,
2010
Individual Core Investment Funds (excluding the NEF Stable Value Fund and the MetLife Company Stock Fund)	$9,309,250
Target Retirement Funds	324,323
Plan’s interest in the New England Master Trust (see Note 5)	258,047

Net appreciation in estimated fair value of investments	$9,891,620

5. Interest in Master Trust
     The New England Master Trust was established to hold certain investments of several Company-sponsored defined contribution plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. At December 31, 2010 and 2009, the Plan’s interest in the net assets of the New England Master Trust was approximately 37% and 32%, respectively.
     The New England Master Trust’s investments were as follows at December 31, 2010 and 2009:

	2010	2009
Investments:
MetLife Company Stock Fund	$3,319,304	$2,706,414
RGA Frozen Fund	17,871	17,066

Total investments	3,337,175	2,723,480

Receivable for securities sold	—	11,257
Interest receivable	—	1
Cash payable	—	(10,752)

Total net assets available in the New England Master Trust	$3,337,175	$2,723,986

Plan’s interest in the New England Master Trust	$1,231,792	$884,709

     The New England Master Trust’s net appreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2010:

December 31,
2010
Net appreciation in fair value of investments:
MetLife Company Stock Fund	$741,743
RGA Frozen Fund	2,182

Net appreciation in estimated fair value of investments	$743,925

Plan’s share of net appreciation in estimated fair value of investments	$258,047

6. Fair Value Measurements
     Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below:

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2010
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2020 Fund	$844,866	$844,866	$—	$—
Vanguard Target Retirement 2035 Fund	608,641	608,641	—	—
Vanguard Target Retirement 2025 Fund	353,575	353,575	—	—
Vanguard Target Retirement 2050 Fund	319,898	319,898	—	—
Vanguard Target Retirement 2015 Fund	314,721	314,721	—	—
Vanguard Target Retirement 2010 Fund	244,130	244,130	—	—
Vanguard Target Retirement 2030 Fund	236,317	236,317	—	—
Vanguard Target Retirement 2040 Fund	218,953	218,953	—	—
Vanguard Target Retirement 2045 Fund	184,520	184,520	—	—
Vanguard Target Retirement Income Fund	159,599	159,599	—	—
NEF Stable Value Fund	107,808,555	—	107,808,555	—
Natixis CGM Advisor Targeted Equity A	21,155,916	21,155,916	—	—
Goldman Sachs Large Cap Value Fund	10,487,590	10,487,590	—	—
Artio International Equity II—I Fund	8,756,010	8,756,010	—	—
Vanguard Mid Capitalization Index Ins Fund	8,711,828	8,711,828	—	—
Loomis Sayles Small Cap Growth Instl Fund	6,515,651	6,515,651	—	—
T. Rowe Price Blue Chip Growth Fund	5,588,601	5,588,601	—	—
Vanguard Total Bond Market Index-Inst Fund	4,217,778	4,217,778	—	—
Vanguard Institutional Index Fund	3,737,830	3,737,830	—	—
Vanguard Small Cap Index Fund	1,192,430	1,192,430	—	—
TD Ameritrade SDB Account	4,035,726	—	4,035,726	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$185,693,135	$73,848,854	$111,844,281	$—

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2010
		Quoted Prices
		in Active	Significant	Significant
		Markets for	Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

MetLife Company Stock Fund	$3,319,304	$—	$3,319,304	$—
RGA Frozen Fund	17,871	—	17,871	—

Total Investments in the New England Master Trust	$3,337,175	$—	$3,337,175	$—

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2009
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2010 Fund	$110,987	$110,987	$—	$—
Vanguard Target Retirement 2015 Fund	219,581	219,581	—	—
Vanguard Target Retirement 2020 Fund	511,257	511,257	—	—
Vanguard Target Retirement 2025 Fund	103,142	103,142	—	—
Vanguard Target Retirement 2030 Fund	138,544	138,544	—	—
Vanguard Target Retirement 2035 Fund	356,716	356,716	—	—
Vanguard Target Retirement 2040 Fund	219,210	219,210	—	—
Vanguard Target Retirement 2045 Fund	101,084	101,084	—	—
Vanguard Target Retirement 2050 Fund	216,343	216,343	—	—
Vanguard Target Retirement Income Fund	171,250	171,250	—	—
NEF Stable Value Fund	105,448,338	—	105,448,338	—
Natixis CGM Advisor Targeted Equity A	21,282,637	21,282,637	—	—
Goldman Sachs Large Cap Value Fund	10,364,925	10,364,925	—	—
Artio International Equity II-I Fund	9,293,870	9,293,870	—	—
Vanguard Mid Capitalization Index Inst Fund	7,265,324	7,265,324	—	—
Vanguard Total Bond Market Index-Inst Fund	4,234,227	4,234,227	—	—
Loomis Sayles Small Cap Growth Instl Fund	5,364,336	5,364,336	—	—
T. Rowe Price Blue Chip Growth Fund	4,590,760	4,590,760	—	—
Vanguard Institutional Index Fund	3,497,202	3,497,202	—	—
Vanguard Small Cap Index Fund	558,415	558,415	—	—
TD Ameritrade SDB Account	3,503,911	—	3,503,911	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$177,552,059	$68,599,810	$108,952,249	$—

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2009
		Quoted Prices
		in Active	Significant	Significant
		Markets for	Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

MetLife Company Stock Fund	$2,706,414	$—	$2,706,414	$—
RGA Frozen Fund	17,066	—	17,066	—

Total Investments in the New England Master Trust	$2,723,480	$—	$2,723,480	$—

7. Fully Benefit-Responsive Stable Value Fund with MetLife
     The NEF Stable Value Fund represents a fully benefit-responsive stable value fund in the general account of MetLife through which participants may direct contributions made on their behalf into the general account of MetLife. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statement of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for participants and average yield for the NEF Stable Value Fund were 5.75% and 6.25% for the years ended December 31, 2010 and 2009, respectively.
     The Plan’s investment in the NEF Stable Value Fund had a contract value of $108,858,572 and $106,072,934 at December 31, 2010 and 2009, respectively. The estimated fair value of these investments was $107,808,555 and $105,448,338 at December 31, 2010 and 2009, respectively. The estimated fair value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.
     While the Plan may elect to do so at any time, it does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.
8. Related-Party Transactions
     The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive stable value fund in the general account of MetLife. The estimated fair value of these investments was $107,808,555 and $105,448,338 at December 31, 2010 and 2009, respectively. Total investment income from the NEF Stable Value Fund was $6,015,603 for the year ended December 31, 2010.
     At December 31, 2010, the New England Master Trust held approximately 74,500 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $2,700,000, of which approximately 37% was allocable to the Plan. At December 31, 2009, the New England Master Trust held approximately 76,500 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $2,200,000, of which approximately 32% was allocable to the Plan. During the year ended December 31, 2010, the New England Master Trust recorded dividend income on MetLife Inc. common stock of approximately $54,000, of which approximately 37% was allocable to the Plan.
     During 2009, the CGM Capital Growth Account was managed by MetLife. The CGM Capital Growth Account was removed as an investment option effective January 1, 2010. The balance of this pooled separate account investment was $0 at December 31, 2009. In 2009, the balance in the CGM Capital Growth Account was transferred to the Natixis CGM Advisor Targeted Equity A fund. Total net appreciation, including realized and unrealized gains and losses, for the CGM Capital Growth Account was $4,871,374 for the year ended December 31, 2009. Effective December 31, 2009, Plan assets invested in the CGM Capital Growth Account of $21,282,640, which were not directed by participants to other Plan investments were transferred to the Natixis CGM Advisor Targeted Equity A fund. As discussed in Note 2, investment management fees charged to the Plan for the CGM Capital Growth Account by MetLife are deducted from income earned on a daily basis and are reflected as a reduction of return on such investment. Based on a weighted-average rate of 0.88% charged for the fund, such investment management fees included as a reduction of investment income totaled approximately $162,686 for the year ended December 31, 2009. The Company is the sponsor of the Plan and, therefore, transactions between the Plan and MetLife qualify as party-in-interest transactions.
9. Termination of the Plan
     While the Company intends that the Plan be permanent, it has the right to amend or discontinue it. In the event of such termination, each participant would be fully vested in matching contributions made to the Plan, and generally has a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

10. Federal Income Tax Status
     The United States Internal Revenue Service has determined and informed the Company by a letter dated April 13, 2009 that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan document and continues to be tax exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2010.
******

New England Life Insurance Company
Agents’ Retirement Plan and Trust
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
as of December 31, 2010

	(c) Description of Investment, Including
(a) (b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,			(e) Current
Lessor, or Similar Party	Par, or Maturity Value	(d) Cost***		Value
	Target Retirement Funds:
	Vanguard Target Retirement 2020 Fund	*	**	$844,866
	Vanguard Target Retirement 2035 Fund	*	**	608,641
	Vanguard Target Retirement 2025 Fund	*	**	353,575
	Vanguard Target Retirement 2050 Fund	*	**	319,898
	Vanguard Target Retirement 2015 Fund	*	**	314,721
	Vanguard Target Retirement 2010 Fund	*	**	244,130
	Vanguard Target Retirement 2030 Fund	*	**	236,317
	Vanguard Target Retirement 2040 Fund	*	**	218,953
	Vanguard Target Retirement 2045 Fund	*	**	184,520
	Vanguard Target Retirement Income Fund	*	**	159,599

	Total Target Retirement Funds			3,485,220

	Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
* Metropolitan Life Insurance Company	NEF Stable Value Fund **	*	**	107,808,555
	Natixis CGM Advisor Targeted Equity A	*	**	21,155,916
	Goldman Sachs Large Cap Value Fund	*	**	10,487,590
	Artio International Equity II—I Fund	*	**	8,756,010
	Vanguard Mid Capitalization Index Ins Fund	*	**	8,711,828
	Loomis Sayles Small Cap Growth Instl Fund	*	**	6,515,651
	T. Rowe Price Blue Chip Growth Fund	*	**	5,588,601
	Vanguard Total Bond Market Index-Inst Fund	*	**	4,217,778
	Vanguard Institutional Index Fund	*	**	3,737,830
	Vanguard Small Cap Index Fund	*	**	1,192,430

	Total Individual Core Investment Funds			178,172,189

* New England Life Insurance Company	Plan’s interest in the New England Master Trust (the MetLife Company Stock Fund and the RGA Frozen Fund)	*	**	1,231,792
* Various participants	TD Ameritrade SDB Account	*	**	4,035,726

	Participant-directed investments **			$186,924,927

*	Permitted party-in-interest.

**	At estimated fair value.

***	Cost has been omitted with respect to participant-directed investments.

Signatures
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New England Life Insurance Company Agents’ Retirement Plan and Trust

By:	/s/ Mark J. Davis
	Name:	Mark J. Davis
	Title:	Plan Administrator

Date: June 28, 2011

Exhibit Index

Exhibit
Number	Exhibit Name
23.1	Consent of Independent Registered Public Accounting Firm